[redacted]

05066450

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ____ to _____
Commission File Number__________

MIDAS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
(For Title of the Plan)

MIDAS, INC.
1300 Arlington Heights Road
Itasca, Illinois 60143

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive offices)

McGladrey & Pullen
Certified Public Accountants

Midas Retirement Savings Plan for Hourly Employees

Financial Report
12.31.2003

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of
Midas Retirement Savings Plan for Hourly Employees
Itasca, Illinois

We have audited the accompanying statements of net assets available for benefits - modified cash basis of Midas Retirement Savings Plan for Hourly Employees as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits - modified cash basis for the years then ended. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, of Midas Retirement Savings Plan for Hourly Employees and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

McGladrey & Pullen, LLP

Schaumburg, Illinois
September 15, 2005

Midas Retirement Savings
Plan for Hourly Employees

Statements of Net Assets Available for Benefits - Modified Cash Basis
December 31, 2003 and 2002

Assets	**2003**	2002
Investments, at fair value:		
Plan interest in Midas Defined Contribution Master Trust	**$ 2,250,153**	$ 1,997,100
Participant notes receivable	**48,369**	82,992
Total assets	**2,298,522**	2,080,092
Liabilities	**-**	-
Net Assets Available for Benefits	**$ 2,298,522**	$ 2,080,092

See Notes to Financial Statements.

Midas Retirement Savings
Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis
Years Ended December 31, 2003 and 2002

		2003		2002
Additions to net assets attributed to:				
Investment income (loss):				
Plan interest in Midas Defined Contribution Master trust investment loss	$	**368,223**	$	(334,700)
Interest on participant notes receivable		**3,900**		4,628
		372,123		(330,072)
Contributions:				
Company		**55,400**		48,604
Participant		**180,661**		216,623
Rollovers		**6,837**		94,033
		242,898		359,260
Transfers in		**-**		52,697
Total additions		**615,021**		81,885
Deductions from net assets attributed to:				
Benefits paid directly to participants		**396,591**		290,641
Net increase (decrease)		**218,430**		(208,756)
Net assets available for benefits:				
Beginning of year		**2,080,092**		2,288,848
End of year	**$**	**2,298,522**	$	2,080,092

See Notes to Financial Statements.

Note 1. Plan Description

The following description of the Midas Retirement Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering hourly employees of Midas International Corporation, Huth Corporation, Parts Warehouse, Inc. and Muffler Corporation of America (the Company) who have completed one year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participant accounts: Each participant's account is credited with the participant's contribution, Company matching contributions and allocations of the Company's discretionary contribution, if any, and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions: Eligible participants can elect to make contributions to the Plan by means of a salary deferral agreement in an amount not to exceed various limitations, as defined by the Plan, or the maximum allowed by the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution of a percentage of eligible compensation that a participant contributes to the Plan depending on participants' location. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Vesting: Employees of Parts Warehouse, Inc. are immediately 100 percent vested in all portions of their accounts. Remaining participants are immediately 100 percent vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts for the remaining participants is based on years of continuous service. A participant is 100 percent vested after five years of service.

Payment of benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of time up to a maximum of 15 years, in the form of an immediate or deferred annuity.

Investment options: Upon enrollment in the Plan, participants are allowed to invest in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Participant notes receivable: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant notes receivable fund. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate of interest in effect on Monday of the week the loan is requested. The interest rate on current loans outstanding ranges from 4.25 percent to 9.5 percent. Principal and interest are paid ratably through payroll deductions.

Note 1. Plan Description (Continued)

Forfeited accounts: At December 31, 2003 and 2002, forfeited nonvested accounts totaled $19,067 and $12,970, respectively. These amounts are used to re-instate other forfeitures, reduce Company contributions, if any, and pay Plan expenses. None were used in 2003 and 2002.

Fund transfers: During 2002, certain assets related to participant transfers between the Plan and another plan sponsored by the Company have been transferred into/out of the Plan due to participant job transfers.

Reclassifications: Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

Note 2. Significant Accounting Policies

Basis of accounting: The Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis, contribution revenues are recorded when received rather than when earned.

Investment valuation and income recognition: The Plan's investments are stated at fair value. The equity interest in Midas Defined Contribution Master Trust (Trust) is valued at the Plan's share of the fair value of the net assets held by the Trust. The fair value of the Plan's interest in the Trust is based on the beginning of the year value of the Plan's interest in the Trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Trust's investments in shares of registered investment companies and common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost which approximates fair value.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of benefits: Benefits are recorded when paid.

Note 3. Investment in Master Trust

The Plan invests its assets with other defined contribution plans sponsored by the Company in the Trust. The assets of the Trust are held by the trustee. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Trust was approximately 5 percent. Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based upon the balances invested by each plan.

Note 3. Investment in Master Trust (Continued)

The Plan's interest in the net assets of the Trust is included in the accompanying statements of net assets available for benefits. A summary of the investments of the Trust as of December 31, 2003 and 2002, is as follows:

	2003	2002
Shares of registered investment companies	$ 42,971,838	$ 37,315,249
Common stock - Midas, Inc.	2,880,915	1,733,784
	$ 45,852,753	$ 39,049,033

Investment income (loss) for the Trust is as follows for the years ended December 31, 2003 and 2002:

	2003	2002
Net appreciation (depreciation) in fair value of investments:		
Shares of registered investment companies	$ 5,718,581	$ (5,425,200)
Common stock - Midas, Inc.	1,708,982	(1,080,941)
Interest and dividends	624,723	33,960
Total Trust investment income (loss)	$ 8,052,286	$ (6,472,181)

Note 4. Related Party Transactions

The Plan invests in a proportionate share of the Trust, whose investments are shares of registered investment companies managed by the Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

During 2003 and 2002, the Master Trust received $49,549 and $58,133, respectively, in matching contributions from the Company in the form of common stock of Midas, Inc.

No dividends were paid on the Midas, Inc. stock in 2003 or 2002.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Certain other administrative expenses are paid by the Company on behalf of the Plan.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 22, 2003, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of the IRS determination letter. The Plan administrator believes that the Plan is designed and is currently operating in compliance with applicable requirements of the IRC.

Note 7. Risks and Uncertainties

The Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

McGladrey & Pullen
Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report, dated September 15, 2005, on the Financial Statements of Midas Retirement Savings Plan for Salaried Employees, which is included in this Annual Report on form 11-K for the year ended December 31, 2003, into Midas' Registration Statement on Form S-8 (333-42196) for the Plan.

McGladrey & Pullen, LLP

Schaumburg, Illinois
October 4, 2005